NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The Southern Company

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Southern Company [NYSE:SO]: Vote FOR Item 4, Shareholder Proposal for an Independent Board Chair and Item 5, Shareholder Proposal for Lobbying Disclosure.

In this time of unprecedented transformation in the electric utility industry, the long-term prospects of The Southern Company (“Southern”) depend on robust independent oversight of management. At the May 27, 2020 annual general meeting, Southern shareholders should vote for two proposals that would enhance oversight. Item 4 responds to lapses in board oversight by proposing selection of an independent board chair. Item 5 seeks reporting by the company of information not currently disclosed which shareholders need to assess whether the company’s lobbying expenditures are consistent with its stated positions and commitments, including decarbonization goals.

We recommend that shareholders support the proposals for an independent chair and lobbying disclosure for these reasons:

●	Southern has not planned adequately for utility industry transformation, including its own stated goal of achieving “low to no” carbon emissions by 2050, under its current board leadership structure. This failure exposes the company to significant financial, regulatory and reputational risks and may limit its ability to capitalize on opportunities presented by the shift away from fossil fuels. The company’s continued investments in natural gas and failure to set retirement dates for 89% of its aging coal capacity place it on a path to miss its stated decarbonization goals, according to an analysis of Southern’s public filings and company actions by Synergy Energy Economics. Morgan Stanley says Southern may miss out on an opportunity to add $2.5 billion to its rate base because of its failure to plan retirement of even its least efficient coal plants. And the company itself acknowledges that the decarbonization plan it highlights in communications with investors and other stakeholders is “not science-based.”
●	Under its current lobbying disclosure policy, Southern concealed hundreds of thousands of dollars in payments to a trade group fighting against clean air regulations, fails to disclose the cost of deploying dozens of lobbyists in its two most important states and provides no information about grassroots lobbying to influence public opinion on legislation. According to a 2019 Influence Map report, only BP, ExxonMobil and Chevron play a more harmful role than Southern in aggressively opposing Paris aligned climate policy. Without additional disclosures, shareholders cannot determine if Southern’s lobbying is consistent with the company’s own decarbonization goals and those set by the Paris Agreement on climate change.
●

Southern’s Board of Directors is ill-suited to preparing for rapid and far-reaching transition to renewable energy. Southern’s failure to set director term limits or a retirement age results in a board where 7 of 13 independent members are 70 or older and 4 have served for 12 or more years.[i] The proxy identifies five directors as having experience in “environmental matters.” While four of the five devoted substantial portions of their respective careers to nuclear energy, none have comparable experience related to renewable energy.ii This lack of renewables expertise is particularly concerning given U.S. Energy Information Administration projections that renewables will be the fastest-growing source of electricity through 2050.iii

Starting in 2011, Southern engaged in dialogue with shareholders and other stakeholders regarding the needed transition to net zero emissions, with independent directors engaging directly with shareholders since 2016.iv Despite years of ongoing communications, Southern continues to prioritize costly investments in new fossil fuel capacity over cost effective zero-emission alternatives which would accelerate decarbonization. This history of dialogue without action demonstrates the need for the stronger board oversight an independent chair could provide.

Context: Deep Decarbonization Poses Unprecedented Challenges and Opportunities for Electric Utilities.

According to the Intergovernmental Panel on Climate Change (IPCC), global decarbonization of electricity generation is central to achieving net-zero carbon emissions economy-wide by 2050, and a key feature of both 1.5°C and 2°C pathways.v Eliminating the power sector’s 28% contribution to U.S. greenhouse gas (GHG) emissionsvi is essential to achieving IPCC goals. Decarbonization of electricity generation will unlock a major growth opportunity for utilities to provide zero-carbon energy to meet heating, industrial and transport demand.vii

Failure to decarbonize creates a major stranded asset risk, particularly given the falling cost of clean energy. A 2019 study by the Rocky Mountain Institute (RMI) calculated that 70% of the estimated $90 billion in planned U.S. investment in gas-fired power plants could be uneconomic by 2035.viii If built, RMI concluded, “owners of these gas assets will face tens of billions of dollars of stranded costs” and customers will face $29 billion in excess electric bills which could be avoided if utilities instead invest in renewables, storage and energy savings.ix

Southern has failed to align capital expenditure plans to even its own inadequate decarbonization targets, exacerbating risks to shareholders.

Southern is the third largest electric power producer in the U.S.[x] and the second largest electric utility source of CO2 emissions, according to data compiled by MJ Bradley.xi The company was responsible for 102 million metric tons of CO2 emissions in 2018, 4.9% of the U.S. power sector’s total.xii Southern provides electricity to about 4.3 million customers in Georgia, Alabama and Mississippi.xiii It also operates natural gas utilities serving more than 4 million customers in Illinois, Georgia, Virginia and Tennessee and is 50% owner of a 7,000 mile natural gas pipeline crossing 7 southern states.xiv

In April 2018, Southern Company issued a “Planning for a Low Carbon Future” report, setting a “low to no” GHG emissions goal for 2050 and an interim goal of 50% reduction in emissions by 2030 from a 2007 baseline.xv Two years later, Southern has “yet to make plans that reflect the intention to decarbonize,” according to a study by Synapse Energy Economics (“Synapse Study”).xvi The Synapse Study, which was commissioned by Majority Action, demonstrated that Southern’s plans for the next 20 years would neither significantly reduce the company’s reliance on fossil fuels to generate electricity (See Figure 1) nor place the company on a trajectory to achieve its decarbonization targets (See Figure 2).xvii

Southern’s inadequate climate targets and plans to achieve them raise at least four concerns:

1)	Southern’s “low to no” carbon emissions target represents a range of possible goals between 80% and 100% decarbonization by 2050.xviii However, the Synapse Study found that the company’s current capital investment and plant retirement plans do not align with even the 80% goal.xix Southern’s own statements cast further doubt on the robustness of the planning process that produced these goals. Like most of its peers, Southern participates in the CDP global environmental disclosure system.xx In its 2019 CDP report, Southern acknowledged that its 2030 and 2050 targets are “not science-based.” The company further stated that it does not expect to set science-based emissions targets in the next two years.xxi

2)	Southern has set retirement dates for only 11% of its 15,000 MW coal capacity and continues to invest in maintaining aging coal plants “even when they could procure electricity from elsewhere for a lower cost,” according to the Synapse Study.xxii The Carbon Tracker Initiative has estimated that 82% of Southern’s coal fleet may already have negative EBITDA today and says the company may face a $6.8 billion stranded asset risk if it fails to accelerate retirement of its aging coal units.xxiii When assets are stranded, ratepayers or shareholders continue to pay for them without receiving any economic benefit.xxiv

Morgan Stanley argues that Southern could turn this stranded asset risk into a “capex opportunity,” growing its rate base by $2.5 billion between now and 2025, by retiring its least efficient coal plants and replacing them with solar capacity. However, the investment firm includes this upside only in its most optimistic earnings scenario for Southern, explaining that “the company has exhibited a slower than average pace in its decarbonization strategy.”xxv

3)	Southern may suffer costly write-downs whose impact could be borne by shareholders if these plants must close early. Southern spent more than $7 billion on its attempt to build a “clean coal” plant at Kemper Mississippi before declaring it a failure in 2017.xxvi Southern had estimated in 2010 that the plant would cost $2.4 billion.xxvii A New York Times investigation reported incidents dating back to 2014 in which “engineers told upper level managers that the company should not promise to regulators and investors that the project would be done before the end of the year.” The Times concluded that “the plant’s owners drastically understated the project’s cost and timetable and repeatedly tried to conceal problems as they emerged.”xxviii

Ultimately, the company wrote off $6.4 billion in costs related to the project and agreed in a settlement with Mississippi regulators to not seek recovery of costs from ratepayers.xxix This costly write-off, together with action by officials in other Southeastern states over cost recovery and asset valuation,xxx suggests that shareholders cannot assume that Public Service Commissions (PSCs) will allow companies to pass on to consumers the cost of failed investments in fossil-fuel infrastructure, enhancing stranded asset risks.xxxi The Synapse Study notes that shareholders may be compelled to pay for stranded assets if a PSC “holds the utility accountable for its poor decision-making and disallows recovery” of the remaining undepreciated value of the investment.xxxii

4)	Notwithstanding Southern’s “low to no” emissions goal, the company’s Alabama Power subsidiary is currently seeking PSC approval for a $1.1 billion capital investment plan that emphasizes expansion of natural gas capacity to meet peak power demand. The plan includes 1800MW of new natural gas generation capacity compared with only 400MW of solar capacity and 200MW from improved energy efficiency.xxxiii In December, a coalition of major industrial companies − including U.S. Steel, Georgia-Pacific, Occidental Chemical, Dow Corning and other firms with Alabama plants − told the PSC that the company “does not need all of this new capacity to provide safe and reliable electricity at the lowest reasonable cost.”xxxiv The Synapse Study found that the natural gas portion of the plan is a “mismatch for Alabama Power’s projected need.” Synapse warned of “substantial stranded asset risk” and said the utility had failed to consider less costly and less polluting options for meeting power demand, including greater reliance on renewables plus storage.xxxv

In each of these areas, the board has failed to provide the timely, independent oversight needed to avoid costly mistakes that greatly lessen the chance that the company will achieve its decarbonization goals and capture the profitable opportunities presented by transition to renewable energy.

Southern’s disclosures of spending to influence legislative decisions are insufficient for shareholders to assess the company’s lobbying.

Critics have reported that Southern’s lobbying practices run counter to the company’s published plan for a “Low Carbon Future.” An October 2019 study by Influence Map identified "50 of the most influential companies on climate policy globally” and concluded that Southern is one of the world’s most aggressive opponents of policies aligned with Paris Agreement goals. Only three firms − the oil giants BP, ExxonMobil and Chevron − play a more harmful role than Southern, according to the study.xxxvi Southern’s current disclosures fail to provide the transparency needed to assess the company’s lobbying efforts.

The company’s Statement in Opposition to the lobbying proposal argues that “Southern already has policies in place to provide transparency about its participation in the legislative process.”xxxvii However, shareholders who attempt to understand the company’s practices based on the resources provided and websites referenced in Southern’s “Policies and Practices for Lobbying-Related Activities” (the “Lobbying Policy”)xxxviii will be confronted with three serious gaps:

1)	Secret expenditures to influence policy. Southern suffered public embarrassment when an investigative report by Politico disclosed previously-secret contributions to an industry coalition which worked to weaken enforcement of air pollution laws and regulations.xxxix Southern gave $663,453 to the Utility Air Regulatory Group (UARG) in 2017.xl Southern and other contributors subsequently became targets of a Congressional investigation to determine whether UARG payments had helped companies gain “undue influence” over Trump Administration EPA policies, and raised other issues.xli Southern’s failure to fully disclose contributions to UARG means that shareholders still do not know how much money Southern gave the group before or after 2017. The lobbying proposal’s broad requirement that Southern disclose all spending to “influence the actions, policies, regulations, or decisions of government officials, legislators, regulators or regulatory bodies” would make it clear that the company must disclose contributions to organizations like UARG in the future.
2)	Non-disclosure on grassroots lobbying. Under the Lobbying Policy, Southern does not disclose how much money it spends to influence public opinion on current legislation so-called “grassroots lobbying” − or how much of its dues and other payments to trade associations and coalitions are used for such activities. To cite one example, Southern’s lobbying disclosure identifies $33,963 in 2018 contributions “for lobbying-related activities” by the American Gas Association (AGA).xlii However, in addition to directly lobbying public officials, AGA’s activities also include the use of consultants to help companies develop grassroots political support for expanded natural gas drilling and production.xliii The proposal would expand the Lobbying Policy’s scope to cover payments used for such purposes.
3)	Weak to non-existent state disclosure regimes. Public utility commissions and state legislatures make many of the most important decisions affecting Southern’s revenue and capital investment plans. Southern’s Lobbying Policy refers shareholders to what it describes as filings “with state ethics agencies disclosing information about [Southern’s and its subsidiaries’] lobbying activities.”xliv Yet Southern’s filings in its two most important states disclose neither the company’s lobbying expenditures nor the legislation or other matters which are the subjects of its lobbying.
●	Southern subsidiary Alabama Power identifies 12 individual lobbyists and three firms that lobbied for the company in its Q4 2019 statement of lobbying activity, filed with the Alabama Ethics Commission. With regard to each lobbyist and firm, the company answers only one question “Do you have any expenditures expended within a 24-hour-period on a public official, public employee and members of their respective households in excess of $250” for the client making the filing? For each lobbyist and each firm, Alabama Power provides the same one-word answer: “no.”xlv

Alabama also requires submission of an annual lobbying registration which includes a space for identifying the “categories of legislation subject to lobbying activities.” However, Alabama Power left this space blank in 2019.xlvi

The only financial information provided in Alabama lobbying disclosures is the cost of high- value gifts to officials. They do not reveal how much the company paid its lobbyists or spent to maintain lobbying offices. Nor do they indicate how much money, if any, the lobbying operation spent on public-policy related media buys, gifts to organizations which take public positions on energy policy or other “grassroots lobbying” activities.xlvii

●	The state of Georgia has slightly more robust requirements for disclosure of gifts to public officials, with Southern’s Georgia Power subsidiary reporting in 2018-2019 that 36 lobbyists serving the company spent a total of more than $25,000 on food, drinks, sports tickets and other gifts for Georgia officials or their spouses and more than $40,000 on events with groups of Georgia officials.xlviii However, as in Alabama, Georgia state disclosures do not reveal any lobbying costs other than the costs of direct gifts to public officials and public events sponsored by officials. Georgia’s lobbyist reporting forms do include a space to identify the bill number or general subject matter discussed with officials. However, Georgia Power left this field blank in its listings of more than 1,000 lobbying expenditures in 2018 and 2019.xlix

These lobbying disclosure gaps raise concern that the company is devoting substantial resources to lobbying activities which create regulatory, economic, reputational, and/or legal risks. Shareholders need more comprehensive disclosures in order to fully assess the extent of these risks.

The lead independent director structure is not an adequate substitute for truly independent board leadership, particularly given the board tenure, composition, and lack of renewable energy experience.

Southern’s board is even more poorly positioned than many peers to provide oversight on decarbonization and other environmental concerns. In opposing the proposal for an independent board chair, Southern argues that it “has independent directors with the skills, qualifications, background and experience to understand climate-related issues and the risks and opportunities that the Company is facing in a low-carbon future.”l

The 2020 proxy statement identifies five independent directors as having “experience reducing environmental risks to provide safe, reliable and responsible business operations [and an] in-depth understanding of the risks and opportunities for an organization in a low-carbon future.”li The directors identified as having such experience include four men who have devoted substantial parts of their careers to nuclear energy. However, none of them have similar proxy-identified employment experience related to renewable energy.lii The gap in board leadership is especially concerning given the U.S. Energy Information Agency’s projections that renewables will be the fastest growing source of electricity through 2050.liii

Given the company’s failure to recruit board members with renewable energy experience, it is unfortunate that Southern has adopted neither a director age limit nor limits on the number of years a director may serve. Southern’s governance documents, unlike those of 71% of S&P 500 companies,liv do not mandate a director retirement age. Seven of 13 independent directors are age 70 or older. Four have served on the board for more than 12 years.lv

According to ISS Governance QualityScore, “an excessive tenure is considered to potentially compromise a director’s independence.”lvi Institutional investor CalPERS’ Governance & Sustainability Principles state, “We believe director independence can be compromised at 12 years of service – in these situations a company should carry out rigorous evaluations to either classify the director as non-independent or provide a detailed annual explanation of why the director can continue to be classified as independent.”lvii

Southern has long experimented with approaches short of selecting an independent board chair to obtain outside input regarding its approach to GHG emissions reductions. Each proxy statement since 2015 has included a discussion of the company’s efforts to obtain input from shareholders and other stakeholders on GHG issues, always including the following sentence and often providing additional details on efforts to obtain input:

“Since 2011, we have held environmental stakeholder forums, webinars, calls and meetings covering a range of topics including regulatory and policy issues, system risk and planning related to renewables, energy efficiency and greenhouse gas matters.”lviii

In 2016, the company expanded its stockholder outreach on environmental, social and governance issues to include independent directors.lix

In 2019, the company took yet another step toward deeper dialogue by having its Lead Independent Director and the chair of its Compensation and Management Succession Committee “directly engaged (without the CEO present) with stockholders representing 25% of our outstanding shares.” Primary topics in these meetings “included oversight of our strategy to reduce GHG emissions.”lx

The fact that Southern continues to prioritize financially risky fossil fuel investments over less costly solutions involving renewables and energy efficiency shows that increased involvement of independent directors is not sufficient to provide the enhanced oversight the company so clearly needs.

Conclusion

As is outlined above, Southern has neither adopted the goals and strategies, nor done the planning required to meet its climate-related targets, and lacks the independent oversight needed to make cost-effective progress on decarbonization. Its current disclosures are insufficient for shareholders to understand whether the company’s lobbying efforts are consistent with its professed climate goals. Given these shortcomings, investors should vote FOR the proposals for an independent chair (Item 4) and increased lobbying disclosure (Item 5).

ENDNOTES

Eac

i Southern 2020 Proxy Statement, at 10-11, available at https://www.sec.gov/Archives/edgar/data/92122/000120677420001156/so3664831-def14a.htm; See Southern 2020 Proxy Statement, at 15-20 - biographies of directors Anthony E. Early Jr., Donald M. James, Dale E. Klein, Ernest J. Moniz and Steven R. Specker.

ii Southern 2020 Proxy Statement, at 15-20.

iii https://www.eia.gov/outlooks/aeo/pdf/AEO2020%20-%20Annual%20Energy%20Outlook.pdf, at 3.

iv Southern Company, 2019 CDP Climate Change Report, at 83 [CDP Climate Change Report], available at https://www.southerncompany.com/content/dam/southern-company/pdf/corpresponsibility/CDP-Climate-Disclosure-2019.pdf. See also Southern Company proxy statements as follows: 2020 at 24-25; 2019 at 36-37; 2018 at 33; 2017 at 32; 2016 at 26; 2015 at 12, 78.

v Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, Chapter 2, at 111, 129-130, available at https://www.ipcc.ch/site/assets/uploads/sites/2/2019/05/SR15_Chapter2_Low_Res.pdf.

vi https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions.

vii Jesse D. Jenkins and Samuel Thernstrom, “Deep Decarbonization of the electric power sector: Insights from recent literature,” Mar. 2017, at 1 (“Deep Decarbonization”), available at https://www.innovationreform.org/wp-content/uploads/2018/02/EIRP-Deep-Decarb-Lit-Review-Jenkins-Thernstrom-March-2017.pdf.

viii https://www.utilitydive.com/news/renewables-storage-poised-to-undercut-natural-gas-prices-increase-strande/562674/

ix Rocky Mountain Institute, “A Bridge Backward? The financial risks of the ‘rush to gas’ in the U.S. power sector,” at 2 available at https://rmi.org/wp-content/uploads/2019/09/clean-energy-portfolio-two-pager.pdf.

x https://www.mjbradley.com/content/emissions-benchmarking-generation-charts.

xi https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts.

xii Synapse Energy Economics Inc, “Investing in Failure,” Prepared for Majority Action, March 9, 2020, at 3 (“Synapse Study”), available at https://www.majorityaction.us/investing-in-failure. The study, which covers Southern and two other major utilities in the southeastern U.S., “analyzes planning documents filed by utilities with state regulators that detail these company’s actual investment plans and priorities” and actions undertaken by the companies to meet their stated goals. The report notes that lack of “transparent planning” creates “a great deal of uncertainty around what will actually materialize.” (Synapse Study, at iii-iv).

xiii Synapse Study, at 3.

xiv Southern 2019 10K, at I-7, I-11.

xv Southern Company, “Planning for a low-carbon future,” April 2018, at 6, available at https://www.southerncompany.com/content/dam/southern-company/pdf/corpresponsibility/Planning-for-a-low-carbon-future.pdf.

xvi Synapse Study, at 9.

xvii Synapse Study, at. v.

xviii Synapse Study, at 7.

xix Synapse Study, at 47.

xx See https://www.cdp.net/en/info/about-us/what-we-do

xxi Southern Company, 2019 CDP Climate Change Report, p. 34, available at https://www.southerncompany.com/content/dam/southern-company/pdf/corpresponsibility/CDP-Climate-Disclosure-2019.pdf.

xxii Synapse Study, at 11-13.

xxiii https://companyprofiles.carbontracker.org/

xxiv Synapse Study, at iv.

xxv Morgan Stanley, “The Second Wave of Clean Energy - Part II: Who Can Ride the Wave?” Jan. 29, 2020, at 29.

xxvi https://www.utilitydive.com/news/mississippi-regulators-approve-kemper-settlement-affirming-end-to-ratepaye/516450/

xxvii https://www.utilitydive.com/news/southern-suspends-work-on-kemper-coal-gasification-units/446091/ ; Synapse Study, at 16.

xxviii “Pile of Dirty Secrets Behind a Model ‘Clean Coal’ Plant, New York Times, July 5, 2016, available at https://www.nytimes.com/2016/07/05/science/kemper-coal-mississippi.html?_r=0

xxix https://www.utilitydive.com/news/mississippi-regulators-approve-kemper-settlement-affirming-end-to-ratepaye/516450/

xxx See https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/law-creates-barriers-for-va-utilities-seeking-to-recoup-gas-capacity-costs-57984284 and https://www.greensboro.com/news/state/duke-energy-carolinas-seeks-rate-hike-but-n-c-agency-says-customers-should-get-substantial/article_143a66d3-3a52-5269-a1b6-0803bd3ccd0f.html

xxxi https://www.utilitydive.com/news/mississippi-regulators-approve-kemper-settlement-affirming-end-to-ratepaye/516450/

xxxii Synapse Study, at 51-52.

xxxiii https://www.al.com/news/2020/03/alabama-power-makes-case-for-11b-expansion.html and https://www.alreporter.com/2019/09/10/alabama-power-adding-gas-solar-to-meet-winter-demands/

xxxiv https://www.al.com/news/2019/12/industry-titans-fight-alabama-powers-1-billion-expansion-rate-hike-plan.html

xxxv Synapse Study, at 23.

xxxvi https://influencemap.org/report/Corporate-Climate-Policy-Footpint-2019-the-50-Most-Influential-7d09a06d9c4e602a3d2f5c1ae13301b8, at 11.

xxxvii Southern Company 2020 Proxy Statement, at 94.

xxxviii https://s2.q4cdn.com/471677839/files/doc_downloads/list/Overview_of_Policies_and_Practices_for_Lobbying-Related_Activities.pdf

xxxix https://www.politico.com/story/2019/05/10/epa-air-chief-3238271 xl https://static.politico.com/59/f4/19e386684cde98d283683e8bbb54/utility-air-regulatory-group.pdf, at 6.

xli https://www.politico.com/story/2019/05/10/epa-air-chief-3238271 xlii https://investor.southerncompany.com/information-for-investors/corporate-governance/political-contributions/default.aspx

xliiiSee https://www.aga.org/about/mission/natural-gas-messaging-research-presentation-/

xliv https://s2.q4cdn.com/471677839/files/doc_downloads/list/Overview_of_Policies_and_Practices_for_Lobbying-Related_Activities.pdf

xlv http://ethics.alabama.gov/search/ViewReports.aspx?pid=22594&pqid=34425&rpt=rptPrincipalQPR xlvi http://ethics.alabama.gov/search/ViewReports.aspx?pid=22594&rpt=rptPrincipalRegistration xlvii See https://www.ncsl.org/research/ethics/50-state-chart-lobbyist-report-requirements.aspx xlviii http://media.ethics.ga.gov/search/Lobbyist/Lobbyist_Groupsearchresults.aspx?&Year=2006%20and%20Newer&GroupName

=Georgia%20Power&GroupNameContains=; http://media.ethics.ga.gov/search/lobbyist/lobbyist_byname.aspx

xlixhttp://media.ethics.ga.gov/search/Lobbyist/Lobbyist_ByExpenditureSearchResult.aspx?ReportYear=2020&FilerID=&LastName=&POName=&GroupName=&Association=Georgia%20power&DateFrom=&DateTo=&Amount=&Description=

l Southern 2020 Proxy Statement, at 92.

li Southern 2020 Proxy Statement, at 12.

lii Southern 2020 Proxy Statement, at 15-20.

liii https://www.eia.gov/outlooks/aeo/pdf/AEO2020%20-%20Annual%20Energy%20Outlook.pdf liv https://www.spencerstuart.com/-/media/2019/january/nacd-2019-governance-outlook-report-spencer-stuart.pdf, at 46.

lv Southern 2020 Proxy Statement at 10-11.

lvi https://www.issgovernance.com/file/products/qualityscore-techdoc.pdf, at 37.

lvii https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf, at 17.

lviii Southern Proxy Statements as follows: 2020 at 25, 2019 at 37, 2018 at 33, 2017 at 32; 2016 at 26; 2015 at 78.

lix Southern 2018 Proxy Statement at 33.

lx Southern 2020 Proxy Statement at 24.

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